

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 25, 2010

<u>Via Mail and Fax</u>

Stephen C. Vaughan
Executive Vice President and Chief Financial Officer
Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, OK 73104

> **RE: Sonic Corp.**
> **File Number: 000-18859**
> **Form 10-K for the Year Ended August 31, 2009**

Dear Mr. Vaughan:

We have reviewed your correspondence dated May 6, 2010 and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may have further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>Form 10-K for the Year Ended August 31, 2009</u>

<u>Management's Discussion and Analysis</u>
<u>Liquidity and Capital Resources, page 22</u>

1. Refer to the intended revised disclosure indicated in your response to our prior comment number 3. We believe your analysis of the variance in net cash flows from operating activities would be more meaningful by addressing the following:
   (1) Quantify the effect of each factor cited so that investors may understand the relative impact of each;
   (2) Clarify for us and in your disclosure how the $20.2 million in the decline in net income after adjustment of the cited items was derived;
   (3) Even after adjustment for noncash items cited, changes in net income may not fully represent changes in cash without further analysis due to accrual based items still represented therein. A fuller discussion of how changes in the level of your results are representative of changes in operating cash flow may be useful;

(4) Clarify for us and in your disclosure why a decline in working capital represents a decrease in operating cash flows when such typically is indicative of an increase in operating cash flows;

(5) Clarify for us and in your disclosure how an increase in restricted cash, a component of working capital as reported in the amount of working capital on page 16, and reduction of vendor payables contribute to a decline in working capital; and

(6) Clarify for us and in your disclosure how a reduction in vendor payables due to refranchising activities is reflective of a change in operating cash flows in terms of cash.

Please revise your disclosure accordingly and provide us with a copy of your intended disclosure.

Notes to Consolidated Financial Statements
Note 10, Long-Term Debt, page 38

2. Refer to your response to our prior comment number 6. Notwithstanding your intention to remove the indicated terms from your disclosure, we believe it will be useful to investors to expand your disclosure in regard to the circumstances in which the remaining principal balance of the Class A-2 notes is given higher priority of payment from the secured sources and provide more clarity as to meaning of this provision. Please provide us with your intended revised disclosure.

3. Additionally, please tell us and disclose the basis for the expected six year life of the Class A-2 notes and the anticipated repayment, and when the repayment is anticipated.

4. It appears to us that your description, accounting treatment and reporting of the credit enhancement contained in your response to our prior comment number 7 is useful information to investors. Please revise your disclosure to include such.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief